FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February; 2003

Amcor Limited
(Translation of registrant’s name into English)

679 Victoria Street Abbotsford
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amcor Limited
(Registrant)

	By:	/S/ PETER MCDONNELL
PETER MCDONNELL

Date	22/12/03

News Release

For Release: Thursday, February 19, 2004

AMCOR ANNOUNCES OPERATING PROFIT AFTER TAX UP 6.8%
TO $187.8 MILLION

Amcor announces today that profit after tax and before significant items for the six months to December 31 was up 6.8% to $187.8 million.  For the six months to December 31, 2003 there were no significant items.

Earnings per share increased 3.3% to 21.9 cents per share.

The interim dividend increased 6.7% from 15.0 cents per share to 16.0 cents per share and follows a 7.1% increase in the dividend for the previous year.

The rise in the Australian dollar negatively impacted earnings through the translation of foreign earnings back into Australian dollars, by approximately $17 million.  Without this impact, underlying earnings per share would have been up by around 13%.

Amcor does not hedge its foreign currency earnings exposure and overseas profits are not currently repatriated to Australia.  Hence the $17 million foreign currency impact is not a realised loss.

Amcor’s cash flow from operations increased 1.1% to $470.9 million, which represents 54.9 cents per share.  This figure is also negatively impacted by the rising Australian dollar.

Amcor’s Managing Director, Russell Jones, said: “To achieve a 7% increase in profit and a 3% increase in earnings per share is a good result, given the translation impact of the rising Australian dollar on overseas earnings and generally poor economic conditions in a number of countries in which we operate.

“Returns for the group increased from 10.3% to 11.0% reflecting substantial improvement across many of the business units.

“The recent acquisitions of Rexam Healthcare Flexibles, Alcoa PET and Arca have all performed well in their first few months with the group and the 100-day plans for integration have been successfully implemented.  Each of these acquisitions is expected to deliver strong earnings growth for its respective businesses and achieve its return targets in the coming 12 months.

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067  Australia
GPO Box 1643N Melbourne Victoria 3001  Australia
Tel: 61 3 9226 9000  Fax: 61 3 9226 9050
www.amcor.com

“The PET operations achieved a sound profit increase of 10% in US dollar terms on volume growth of 17%.  The recently acquired Schmalbach-Lubeca assets have had a very strong half with the North American plants achieving earnings growth of 15%, while in Europe, earnings were up 40% and in Latin America, earnings were up 39%.

“In Canada the business was severely impacted by the 16% increase in the Canadian dollar against the US dollar, which meant that water bottled in Canada and shipped to the US was less competitive.  As a result, volumes for the business in Canada were lower and there were also price reductions.

“The Flexibles business continues to build on its growth of recent years with earnings up 11% in Euro terms.  The business continues to improve the product mix to higher value add products with margins increasing from 5.2% to 5.6%.

“The European economy remains difficult with volumes lower in many countries.  The plants in Germany and the Nordic region have experienced particularly difficult trading conditions and earnings are lower for both these regions.

“Across most of the other plants, earnings and returns have increased substantially and the benefits of being a market leader are assisting in improved customer relationships and a more focused approach to product leadership.

“The business in Australia and New Zealand also had a strong half with earnings up 16% and returns increasing from 15.7% to 17.7%.  This business is benefiting from the ongoing focus on costs and manufacturing excellence.  Currently the fibre packaging, folding cartons and flexible packaging operations are all undergoing further restructuring.

“The wine bottle plant in Gawler, South Australia continues to perform ahead of expectations and was a significant contributor to the profit growth in Australia.  Strong customer support has underpinned the construction of a second furnace on the Gawler site with initial production anticipated in the first quarter of calendar 2005.

“Amcor Sunclipse had a difficult six months as the US economy slowly moved out of the low period of activity following the Iraqi war.  Although the October through December period displayed some positive trends, especially in the lead up to Thanksgiving and Christmas, January and the early part of February have been disappointing with the activity level falling back to September 2003 levels.  It is uncertain how the US economy will perform through the balance of the year.

“Amcor Rentsch & Closures had a very good half with returns well up from 7.3% to 13.9%.  The tobacco carton business continues to perform well, especially in Russia, while the closures business had a satisfactory half helped by a solid performance from the Bericap joint venture.

“In Asia, the business showed solid improvement from the second half last year and this improving trend is expected to be maintained as the economies in Asia continue to recover.

“Overall the result was a sound performance and the improvement in returns for the group from 10.3% to 11.0% together with a 7% increase in the dividend from 15.0 to 16.0 cents per share, is a reflection that the strategy is delivering value for shareholders.

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“Although economic conditions and global currencies remain uncertain, the businesses are all well positioned to contribute to an improved profit for the full year.”

ENDS

For further information please contact:

Russell Jones	John Murray
Managing Director & CEO	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 39226 9001	Ph: +61 3 9226 9005

Reconciliation with Statutory Numbers in 4D release

	$ million	EPS Cents per share
Operating profit after tax	187.8	21.9
Interest on PACRS (1)	26.7
Statutory profit before significant items	214.5	21.9
Significant items	0.0
Statutory profit after significant items	214.5	21.9

(1)          The interest payment on the Perpetual Convertible Reset Securities (PACRS) is treated as an equity distribution for statutory profit; however, for market analysis purposes, Amcor elects to treat it as an interest expense and hence reduce the reported operating profit by $26.7 million.  The EPS remains unchanged, as under the accounting standards, even though it is required to be treated as an equity distribution in the reported profit, it is required to be treated as interest in the EPS calculation.

3

News Release

For Release: Thursday, February 19, 2004

RESULTS FOR SIX MONTHS ENDED DECEMBER 2003

Amcor continues to deliver good profit growth and cash flows.

The Interim dividend has been increased from 15.0 cents to 16.0 cents, reflecting this strong growth and confidence in future earnings.

A$m	July/Dec 2002	July/Dec 2003

Sales	5,499.3	5,095.6	-7.3%
PBITA	413.7	403.9	-2.4%
PAT – pre goodwill amortisation (1)	247.3	251.8	+1.8%
PAT – post goodwill amortisation (1)	175.9	187.8	+6.8%
Significant items (2)	(52.4)	0.0
PAT after significant items	123.5	187.8	+52.1%
EPS-pre goodwill (3)	29.8	29.3	-1.7%
EPS-post goodwill (3)	21.2	21.9	+3.3%
Cash flow from operations	465.6	470.9	+1.1%
Dividend (cents)	15.0	16.0	+6.7%

(1)          Calculated after deducting the coupon payment of $26.7 million ($26.6 million last year) for the Perpetual Amcor Convertible Reset Securities (PACRS).

(2)          The significant item was the planned restructuring cost of $52.4 million relating to restructuring in the PET and Closures operations, resulting from the Schmalbach-Lubeca acquisition.

(3)          EPS calculated after deducting the PACRS coupon from profit after tax and before significant items.

Key Ratios

	Dec 2002	Dec 2003

PBITA/Ave Funds Inv. (%)	10.3	11.0
Return on Ave Equity (%)	9.0	9.6
Net Debt/(Net Debt + Equity) (%)(1)	36	36
Net PBITA interest cover (times)(2)	4.1	4.6
NTA per share (A$)	2.59	2.47

(1)          Convertible notes treated as debt.

(2)          All hybrids treated as debt.

HIGHLIGHTS

•                  Profit after tax and pre significant items up 6.8% from $175.9 million to $187.8 million.

•                  Earnings per share up 3.3% from 21.2 cents to 21.9 cents.

•                  Returns measured as profit before interest, tax and goodwill amortisation (PBITA) to average funds invested increased from 10.3% to 11.0% and remain above the company’s weighted average cost of capital of 9.1% pre tax.

•                  Operating cash flow increased 1.1% to $470.9 million representing 54.9 cents per share for the half.

•                  The dividend increased 6.7% from 15.0 cents to 16.0 cents per share with franking at 40%.

•                  Amcor Australasia continues to improve earnings and returns with PBITA up 16% and returns increasing from 15.7% to 17.7%.

•                  The PET packaging operations experienced strong volume growth at 17% with earnings considerably higher in Europe (up 40%) and Latin America (up 39%).

•                  Amcor Flexibles achieved solid earnings growth of 10.6% (in local currency terms) and margins improved from 5.2% to 5.6%.

•                  Amcor Rentsch & Closures had a strong first half with returns increasing from 7.3% to 13.9%.

•                  The impact of the rising Australian dollar on the translation of overseas earnings was approximately $17 million profit after tax.

FIRST HALF EARNINGS PER SHARE

Further enquires
Russell Jones	John Murray
Managing Director	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited
Phone: 61 3 9226 9001	Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050

www.amcor.com

Consolidated Statement of Profit

A$m	July/Dec 2002	July/Dec 2003

Net sales	5,499	5,096
Profit from trading	662.5	622.0
• Dep’n & amort.	(320.2)	(282.1)
Profit before interest & tax	342.3	339.9
• Net interest (including PACRS)	(99.8)	(88.2)
Profit before tax	242.5	251.7
• Income tax	(63.2)	(58.0)
• Minority interests	(3.4)	(5.9)
Profit after tax before significant items	175.9	187.8

Consolidated Cash Flow Statement

A$m	July/Dec 2002	July/Dec 2003

Profit after tax	175.9	187.8
• Dep’n & amort.	320.2	282.1
• Other	(30.5)	1.0
Cash Flow from Operations before significant items	465.6	470.9

Acquisitions	(2,809.4)	(621.1)
Net capital expenditure	(276.2)	(226.6)
Working Capital (Increase)/decrease	(59.8)	(63.4)

Consolidated Balance Sheet

A$m	Jun 2003	Dec 2003

Current Assets	2,951	2,989
Property, Plant & Equipment	4,296	4,349
Intangibles	1,957	2,003
Investments & Other Assets	358	374
Total Assets	9,562	9,715

Short-term debt	1,009	1,049
Long-term debt	1,004	1,453

Creditors & Provisions	2,467	2,398

Convertible Notes	446	307

Total Liabilities	4,926	5,207
Total Equity	4,636	4,508
Outside Equity Interest	196	72
Shareholders Equity	4,440	4,436

Interim Dividend

Directors have declared an interim dividend of 16 cents per share, 40% franked at 30 cents in the dollar.  This compares with an interim dividend of 15 cents per share, 50% franked at 30 cents in the dollar for the previous year.  The record date is 11 March 2004 and the final dividend will be paid on 31 March 2004.

The Dividend Reinvestment Plan (DRP) remains in operation with the discount reduced from 2.5% to 0%.  The arithmetic average of the daily weighted average market price for the nine business days March 15 to 25, 2004 inclusive will be used to calculate the share price at which the shares are issued.

Accounting Principles

The condensed financial statements are based on the accounts of individual controlled entities at December 31, which have been prepared according to Australian Generally Accepted Accounting Principles.

In line with Australian GAAP, the Perpetual Amcor Convertible Reset Securities (PACRS) are treated as equity with distribution payments treated as an appropriation of profit.  The amount of PACRS distribution for July/December 2003 was $26.7 million ($26.6 million last year.)

Significant Items

There were no significant items recorded for the half year ended December 2003.

Net significant items for July/December 2002 totalled $52.4 million loss.  These comprised restructuring and related costs arising from the acquisition of Schmalbach-Lubeca’s PET and Closures operations.

Currency Impact on the Balance Sheet

The strengthening of the A$ against most other currencies has had the effect of decreasing Amcor’s balance sheet values when expressed in A$.  Although Amcor arranges its borrowings in a range of currencies in order to provide a natural hedge against asset values, the net assets held in foreign currencies are still impacted by movements in exchange rates between balance dates.  The effect of restating June 2003 net assets, at exchange rates prevailing at December 2003, was to decrease shareholders equity by A$235 million.

Segmental Analysis

	July/Dec 2002			July/Dec 2003
	Sales	PBITA	ROAFI	Sales	PBITA	ROAFI
	(A$m)	(A$m)	(%)	(A$m)	(A$m)	(%)
Amcor PET Packaging	1,560	123.4	8.2	1,541	121.1	9.0
Amcor Australasia	1,244	140.8	15.7	1,270	163.0	17.7
Amcor Flexibles	1,095	56.8	9.5	1,067	59.4	9.2
Amcor Sunclipse	704	50.7	16.9	582	32.8	14.1
Amcor Rentsch & Closures	769	44.9	7.3	516	51.9	13.9
Amcor Asia	143	20.6	13.6	123	14.4	12.4
Investments / Other	—	(23.5)	—	12	(38.7)
Intersegmentals	(16)			(15)	—
TOTAL	5,499	413.7	10.3	5,096	403.9	11.0

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	July/Dec 2002		July/Dec 2003	July/Dec 2002	July/Dec 2003
	$A		$A	$US	$US
Net Sales (mill)	1,560		1,541	865	1,060
Change (%)			(1.2)		22.5
PBITA (mill)	136.4	*	121.1	75.7	83.3
Change (%)			(11.2)		10.1
Operating Margin (%)	8.7		7.9	8.7	7.9
Average funds invested (mill)	3,017		2,696	1,673	1,854
PBITA/AFI (%)	9.0		9.0	9.0	9.0
Average exchange rate $A/US	0.55		0.69

*                 The segmental PBITA is A$123.4 million.  The difference is a A$13 million, one-off for asset writedown in the business, mostly in Latin America.  The underlying operating result is A$136.4 million and it is this PBITA that is the most appropriate to look at when considering margins and returns.

Amcor’s PET packaging business had a solid first half with PBITA earnings in $US up 10% to US$83.3 million and return on average funds invested constant at 9.0%

In mid October, Amcor PET Packaging finalised two significant acquisitions in Latin America – the PET packaging operations of Alcoa and the self-manufacturing assets of Arca, the second largest Coca-Cola bottler in Mexico.

Volume growth for the business continues to be above the market and for the half was a strong 13.5% on a comparable business basis.  Total volumes including the two Latin American acquisitions were up 17% to 15.3 billion units.

In North America volumes increased 16%, which was ahead of the market growth.  Earnings, however were down 17% which was a combination of a very strong performance from the former Schmalbach-Lubeca business, offset by lower earnings in Canada and on the West Coast of the US.  The West Coast plants are largely the former CNC operations.

The Canadian earnings were down significantly due to the impact of a 16% appreciation in the Canadian dollar against the US dollar and substantial pricing pressures.

As the majority of the water bottled in Canada is sold in the US, the rising Canadian dollar reduced the competitiveness of this product with the resultant fall in volumes and margins.  For the half, volumes were down 10% and earnings down US$7 million.

To address this changing operating environment, there is a complete review of the North American manufacturing footprint underway and over the next 12 months there will be a considerable effort to reduce the cost base in this region, with a particular focus on Canada.

Within the US market, volumes were up 23%; however, earnings were broadly in line with last year.  The plants on the West Coast of the US had lower earnings for the half as cost improvements have failed to keep pace with lower pricing.

These plants, which are basically the former CNC operations, are undergoing plant improvements as well as significant management changes.  The benefits from these improvements will deliver higher earnings in the second half.

For the remaining plants in the US, which are the recently acquired Schmalbach-Lubeca operations, earnings were up more than 15%, driven by good volume growth and ongoing cost improvements in the plants.

In the North American market there is considerable pricing pressure, particularly in the CSD and water markets, which will impact the growth in earnings and returns for this business in the short term.

Custom volume growth remains a priority for the business with growth in North America for the half at 36% over the prior year.  This was mainly due to ongoing strong growth in the isotonic and fruit juice markets.

In Latin America, volumes grew by 3% on the base business, but at 23% including the two acquisitions of Alcoa and Arca.  Earnings overall for the region increased by 39%, while the earnings increase on the base business was 11%.

Across the region, all countries fully met expectations with the exception of Brazil, where the business continues to under perform due to overcapacity in the market.  The recent acquisitions, which are both performing in line with expectations, have strengthened our position in this higher growth market.

Custom volumes in Latin America increased by 16%, mainly through ongoing growth in isotonic sports drinks, juices and mayonnaise.

In Europe, volumes were up 16% and earnings up 40% in local currency terms.

This strong growth was partially driven by a hot summer in the UK and Continental Europe which, combined with underlying operating improvements, led to improved earnings across the region.

Custom volumes were up 16% with the continued growth of the multilayer PET beer bottle in Germany and other Western European countries a key contributor to this increase.  In addition, refillable PET bottle sales in Germany were positively impacted by the deposit legislation changes that occurred at the beginning of CY2003.

The new PET recycling facility in France has now moved through the start-up phase, is running well and has been operating profitably for several months.

The PET business continues to identify strong volume growth opportunities across all product groups and regions.  During the first half of the year, over US$75 million was approved for capital expenditure.  The bulk of this capital is allocated for growth opportunities in Latin America, Europe and the custom segment in North America.

The outlook for the second half of the year is positive with volume growth significantly surpassing prior year.  Earnings growth will exceed the first half due to the inherent seasonality of the business.  Finally, the continuing growth and increased profitability coupled with reduced capital expenditures, will result in an improving return on funds invested.

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	July/Dec 2002	July/Dec 2003
	$A	$A
Net Sales (mill)	1,244	1,270
Change (%)		2.1
PBITA (mill)	140.8	163.0
Change (%)		15.7
Operating Margin (%)	11.3	12.8
Average funds invested (mill)	1,798	1,839
PBITA/AFI (%)	15.7	17.7

Amcor Australasia had a strong first half with PBITA increasing 15.7% from $140.8 million to $163.0 million with sales rising 2.1% to $1,270 million.  Return on average funds invested continued the improving trend of previous years, increasing from 15.7% to 17.7%.

The Australian business continues to take costs out and restructure its operations.  In this half restructuring in the Fibre Packaging, Folding Cartons and Flexibles Packaging divisions has resulted in a reduced headcount and improved operating efficiencies.

The one-off costs of restructuring for the period were offset by a profit on the sale of properties.  The resultant impact was a modest positive contribution and compares to a loss of a similar amount in the first half last year due to business restructuring costs.  It is anticipated there will be only a small negative impact on earnings from restructuring costs in the second half.

In the Fibre Packaging segment, corrugated box volumes were up 3% in New Zealand and down 1.5% in Australia.  Amcor’s customers in the dairy, fruit and produce markets have been adversely affected by the drought in Australia but this was partly offset by increased demand in the meat sector in both Australia and New Zealand.  Earnings before restructuring expenses increased, benefiting from productivity improvements and price increases to recover cost increases.

The Recycled Paper Mills experienced a slight fall in earnings, due to a reduced demand from Australian corrugated box plants resulting in increased exports of paper.  The price of this export paper was adversely impacted by the stronger Australian dollar.

In the Folding Cartons business there has been an improvement in earnings due to the impact of reduced labour costs and improved machine efficiencies.  The Petrie Mill profitability rose slightly due to the productivity improvements offset to some degree by the impact of the rising Australian dollar on exports.

The Sacks business saw earnings decline in a very competitive market with the drought still affecting the dairy segment.  The recent introduction of innovative new products for this market is receiving strong acceptance from customers.

In Metal Packaging, the Beverage Can business experienced a modest increase in volumes and flat earnings.  The introduction of the new low cost “202 can end” was successful and the new innovative shaped can was released in the market towards the end of the year.

The Food Can business performed well with further earnings improvement despite volumes being flat.  Benefits from the closure of the Dandenong plant, a favourable sales mix together with productivity gains, were the key factors behind the profit improvement.

In Plastics, the overall sales volume for the Flexible Packaging business was in line with last year.  The recently acquired Flexoprint business in New Zealand made a positive contribution in line with expectations.  The NSW flexibles business is undertaking a substantial restructuring with the divestment of the NSW Metallising business in June 03 and the rationalisation from two sites to one.  Earnings before restructuring costs were ahead of last year and the business continues to deliver sound results.

The PET business continues to experience a very competitive market with a slight reduction in sales compared to the previous period.

The Glass wine bottle operation continues to progress very well and is operating at full capacity.  Profits are in-line with expectations and well up on the startup period last year.  The second furnace is on schedule to commence operations in the first quarter of calendar 2005 with strong customer support underpinning the planned output.

Sales by Product Group

A$m	July/Dec 2002	July/Dec 2003

Fibre	545	544
Cartons	149	151
Flexibles / Plastic	217	218
Metals	274	277
Other	59	80
Total	1,244	1,270

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	July/Dec 2002	July/Dec 2003	July/Dec 2002	July/Dec 2003
	$A	$A	€	€
Net Sales (mill)	1,095	1,067	612	631
Change (%)		(2.6)		3.2
PBITA (mill)	56.8	59.4	31.8	35.2
Change (%)		4.6		10.6
Operating Margin (%)	5.2	5.6	5.2	5.6
Average funds invested (mill)	1,200	1,290	670	763
PBITA/AFI (%)	9.5	9.2	9.5	9.2
Average exchange rate $A/€	0.56	0.59

Amcor Flexibles had a solid first half with PBITA in Euros up 11% to €35 million on 3% sales increase to €631 million.

Return on funds invested for the period were slightly lower due to the impact of the A$337 million Rexam Healthcare acquisition and the increase in goodwill of A$30 million from the buyout of the minorities from our former partners.

Although volumes for the business were flat due to difficult economic conditions in much of Europe, margins again increased as the business maintained its focus on improving the product mix to higher margin products.  This was assisted by a number of new products developed as a direct result of the focus on product innovation.  The business has taken a conscious decision to maintain margins at the expense of volumes.

Raw material prices remained generally flat for the period.

During the period the Euro appreciated by 17% against the $US.  As around 5% of the volume of the business is exported to the US and largely fixed in $US this has resulted in lower Euro earnings from this volume and an approximate €2.0 million impact to PBITA.

Within the business the UK and Southern region operations, especially in Spain, continued to perform well.  Particularly pleasing was the continued earnings growth from both Tobepal and the Rexam food flexibles acquisitions.

For the Nordic and Central regions, the businesses have felt more of the impact from the slower economic conditions, resulting in lower volumes.  In some plants there have also been operating inefficiencies that are being addressed through management changes and a renewed focus on the product mix for the site.  This resulted in lower earnings for the half for both regions.

The integration of Rexam Healthcare Flexibles is now largely complete and on track in terms of delivering the planned synergies.  A substantial platform has now been established in the Americas.

A new market focused organisation structure was implemented on 1st January 2004, designed to drive forward Amcor Flexible’s strategic position in key growth markets.  This will enhance future profitability by enabling the business to respond more rapidly and effectively to market and customer requirements.

The outlook for the rest of the year remains challenging based on current exchange rates and without any substantial evidence of renewed market growth.  However, the expectation is that margins will continue to improve and for the full year are expected to be higher than last year.

5

	July/Dec 2002	July/Dec 2003	July/Dec 2002	July/Dec 2003
	$A	$A	$US	$US
Net Sales (mill)	704	582	390	400
Change (%)		(17.4)		2.5
PBITA (mill)	50.7	32.8	28.1	22.5
Change (%)		(35.4)		(19.8)
Operating Margin (%)	7.2	5.6	7.2	5.6
Average funds invested (mill)	600	466	333	320
PBITA/AFI (%)	16.9	14.1	16.9	14.1
Average exchange rate $A/US	0.55	0.69

Amcor Sunclipse achieved an improved result of 4% over the second half last year in local currency terms, however, earnings were down 20% on the first half last year to US$22.5 million.

Returns for the business were down from 16.9% to 14.1%, however up on the second half last year of 13.2%.

The business is divided into manufacturing and distribution.  Manufacturing is comprised of two core businesses; the production of corrugated sheets and box converting.  The Distribution Group is focused on packaging, flexible packaging and associated equipment as well as industrial and janitorial supplies.  All the businesses support a customer base of mostly small to medium sized manufacturing, assembly and distribution companies.  Only a small number of large, top tier manufacturing companies are on Sunclipse’s customer list.

At the manufacturing businesses, volumes were maintained at the expense of price.  Sunclipse’s manufacturing operations operate primarily in the Los Angeles market.  The businesses have experienced a 14% decline in price.  This considerable negative impact is the result of overcapacity, considerable price pressure, a slowly recovering economy and a migration of business to nearby Mexico.  A recently announced price increase by the integrated paper companies should have a positive effect on manufacturing earnings within the next three months.  This will be the first such increase in the US in over 18 months.  During the period there was continued focus on cost reductions, with another small plant being closed in an ongoing consolidation and rationalization effort.

The distribution business consists of 34 operations across 14 states in the US and four in Mexico.  Sales and earnings were flat for the period.  Improvement in both sales and earnings was evident through the latter part of the half driven by a strong retail holiday season fuelled by optimism for a recovering US economy.  During January and February, however, the upturn has not been sustained and sales and earnings have returned to July to September levels.

For these reasons, second half sales and earnings are not expected to be significantly ahead of last year, however, when the US economy recovers, Amcor Sunclipse is well placed to take advantage of its strong position in the market place.

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	July/Dec 2002	July/Dec 2003	July/Dec 2002	July/Dec 2003
	$A	$A	€	€
Net Sales (mill)	769	516	430	305
Change (%)		(32.9)		(29.0)
PBITA (mill)	44.9	51.9	25.1	30.7
Change (%)		15.5		22.3
Operating Margin (%)	5.8	10.1	5.8	10.1
Average funds invested (mill)	1,236	745	691	441
PBITA/AFI (%)	7.3	13.9	7.3	13.9
Average exchange rate $A/€	0.56	0.59

Amcor Rentsch

Amcor Rentsch had a strong first half result with sales up 9% to €166 million and PBITA up significantly.

Strong sales were driven mainly by continued good growth in Russia and Eastern Europe as well as customers bringing forward volumes in advance of new tax increases that are being introduced in some countries in Western Europe.

In response to this continued strong growth in Russia, a fourth press is currently being installed at the plant at Novgorod.

The UK & Ireland markets have traditionally been strong export markets, however this is changing as customers are building capacity in growth regions like Asia.  As a result, the decision was taken in December to close the Dublin plant and all costs associated with this have been included in the first half earnings.

Volume growth should continue in the second half but at a somewhat lower rate than the very strong first half.

Amcor Closures

The closures business segments which now consists of 11 metal and plastic closure plants in 11 countries and includes the Bericap joint venture had a satisfactory first half with volumes and earnings on a comparable basis ahead of last year.  Last year’s sales and earnings included the 65% owned North American plastic and metal closures operations that were sold in January 2003 to the joint venture partner Silgan Holdings.

In Europe, metal volumes were negatively impacted by the introduction of the German deposit legislation that came into effect in January, 2003.

Volume and earnings are expected to improve in the second half as the new plants in the Philippines and Poland, both producing innovative plastic closures, begin commercial shipments.

The Bericap joint venture operates one plant in Canada and a new plant in the US.  Volumes were up and profits ahead of last year.

7

	July/Dec 2002	July/Dec 2003	July/Dec 2002	July/Dec 2003
	$A	$A	Sing$	Sing$
Net Sales (mill)	143	123	140	146
Change (%)		(14.5)		4.7
PBITA (mill)	20.6	14.4	20.1	17.2
Change (%)		(29.9)		(14.2)
Operating Margin (%)	14.4	11.8	14.4	11.8
Average funds invested (mill)	302	233	294	279
PBITA/AFI (%)	13.6	12.4	13.6	12.4
Average exchange rate $A/Sing	0.98	1.19

Amcor Asia had a solid start to the year with earnings for the half up 32%, in local currency terms, from the second half last year which was adversely affected by the SARS epidemic in the region.  On a first half comparison however, the PBITA was down 14% to Singapore $17.2 million.

Return on average funds invested was also lower at 12.4%, however, this is substantially higher than the 8.1% return achieved in the second half last year.

The tobacco packaging business continued to show good improvement with both volumes and earnings higher than last year.  The two plants in China continue to deliver good returns and there remain strong growth opportunities in this country.

The corrugated operations had a difficult half and although profits are ahead of the second half last year, they are still well below the corresponding period.

In particular, the three plants in Malaysia continue to face severe competition and overcapacity in the marketplace.

The flexibles operations had a solid half with improved earnings.

The outlook for Asia remains positive with improved earnings expected in the second half as economic conditions continue to improve.

Sales by Product Group

A$m	July/Dec 2002	July/Dec 2003

Corrugated	67	53
Tobacco	58	52
Flexibles and others	18	18

Total	143	123

8

A M C O R  L I M I T E D
A.B.N. 62 000 017 372

HALF-YEAR REPORT

31 DECEMBER 2003

DIRECTORS’ REPORT

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2003 and the auditor’s review report thereon.

Directors

The directors of the company during or since the end of the half-year are:

Name	Period of Directorship

C I (Chris) Roberts Chairman	Director since 1999 - appointed Chairman 2000

R H (Russell) Jones Managing Director	Director since 1998 - appointed Managing Director 1998

E A (Elizabeth) Alexander	Director since 1994

D C K (Charles) Allen	Director since 1996

R K (Keith) Barton	Director since 1999

T C (Tommie) Bergman	Director since 1997 – retired 23 October 2003

G J (John) Pizzey	Director since 2003 – appointed 23 October 2003

G A (Geoff) Tomlinson	Director since 1999

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in Amcor’s Statement to Stock Exchanges and Media dated 19 February 2004 (copy attached).

Rounding Off

The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest $100,000, or, where the amount is $50,000 or less, zero, unless stated to be otherwise.

Management Representation

The Managing Director and the Executive General Manager Finance have provided the Board with a written statement that the accompanying financial report presents a true and fair view, in all material respects, of the Group’s financial position as at 31 December 2003 and the performance for the six month period ended 31 December 2003, in accordance with relevant accounting standards.

In accordance with a resolution of the directors, dated at Melbourne, this 19th day of February 2004.

/s/ C I Roberts
C I Roberts
Chairman

STATEMENT OF FINANCIAL PERFORMANCE

		CONSOLIDATED
For the half-year ended 31 December	Note	2003	2002
		$m	$m

Revenue from sale of goods		5,095.6	5,499.3
Other revenue from ordinary activities		89.2	57.5

Total revenue from ordinary activities		5,184.8	5,556.8

Expenses from ordinary activities excluding borrowing costs	9	(4,840.0)	(5,262.7)

Borrowing costs		(66.4)	(77.4)

PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX	8	278.4	216.7

Income tax expense		(58.0)	(63.2)

PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX		220.4	153.5

Net profit attributable to outside equity interests		(5.9)	(3.4)

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		214.5	150.1

NON-OWNER TRANSACTION CHANGES IN EQUITY

Net increase/(decrease) in retained profits on initial adoption of:
• Revised AASB 1028 – Employee Benefits		—	(1.3)
• AASB 1044 – Provisions, Contingent Liabilities and Contingent Assets		—	115.2

Net exchange difference on translation of financial statements of foreign controlled entities		(235.5)	148.6

Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(235.5)	262.5

TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO THE MEMBERS OF THE PARENT ENTITY	5	(21.0)	412.6

Earnings Per Share		Cents	Cents

Basic earnings per share		21.9	14.9
Diluted earnings per share		21.5	14.8

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION

		CONSOLIDATED
	Note	31 December 2003	30 June 2003
		$m	$m
CURRENT ASSETS
Cash assets		227.3	141.5
Receivables		1,465.2	1,525.0
Inventories		1,296.8	1,284.0

TOTAL CURRENT ASSETS		2,989.3	2,950.5

NON-CURRENT ASSETS
Receivables		78.2	61.1
Other financial assets		14.4	21.5
Property, plant and equipment		4,348.9	4,295.6
Intangibles		2,002.5	1,956.9
Deferred tax assets		197.8	199.4
Other		84.7	77.3

TOTAL NON-CURRENT ASSETS		6,726.5	6,611.8

TOTAL ASSETS		9,715.8	9,562.3

CURRENT LIABILITIES
Payables		1,502.9	1,646.0
Interest bearing liabilities		1,049.4	1,009.4
Current tax liabilities		101.7	74.1
Provisions		343.4	296.2

TOTAL CURRENT LIABILITIES		2,997.4	3,025.7

NON-CURRENT LIABILITIES
Payables		30.3	0.1
Interest bearing liabilities		1,453.2	1,003.6
Undated subordinated convertible securities		307.2	446.2
Deferred tax liabilities		330.5	345.5
Provisions		88.8	105.4

TOTAL NON-CURRENT LIABILITIES		2,210.0	1,900.8

TOTAL LIABILITIES		5,207.4	4,926.5

NET ASSETS		4,508.4	4,635.8

EQUITY
Contributed equity	3	3,307.5	3,135.3
Reserves		(446.3)	(210.8)
Retained profits	4	1,575.5	1,515.3

Equity attributable to members of the parent entity		4,436.7	4,439.8
Outside equity interests in controlled entities		71.7	196.0

TOTAL EQUITY	5	4,508.4	4,635.8

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS

	CONSOLIDATED
For the half-year ended 31 December	2003	2002
	$m	$m
CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers	5,120.3	5,667.8
Payments to suppliers and employees	(4,628.2)	(5,184.3)
Dividends received	0.4	1.0
Interest received	5.9	6.7
Borrowing costs paid	(70.3)	(72.7)
Income taxes paid	(33.3)	(42.2)
Other income received	39.3	32.2

NET CASH PROVIDED BY OPERATING ACTIVITIES	434.1	408.5

CASH FLOWS FROM INVESTING ACTIVITIES

Loans repaid by associated companies and other persons	14.7	5.9
Acquisition of:
Controlled entities and businesses	(621.1)	(2,809.4)
Property, plant and equipment	(314.6)	(336.3)
Proceeds from the sale of:
Controlled entities and businesses	39.4	18.1
Property, plant and equipment	48.6	42.0

NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	(833.0)	(3,079.7)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends and other equity distributions paid	(95.4)	(90.6)
Proceeds from share issues, convertible securities and calls
on partly-paid shares, net of share issue costs	13.8	(3.5)
Loans repaid to other persons	—	(11.8)
Proceeds from borrowings	2,604.6	924.5
Repayment of borrowings	(1,803.3)	(114.2)
Principal lease repayments	(142.3)	(6.3)

NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	577.4	698.1

NET INCREASE/(DECREASE) IN CASH HELD	178.5	(1,973.1)

CASH AT THE BEGINNING OF THE HALF-YEAR	46.1	2,287.4
Exchange rate changes on foreign currency cash balances	(9.2)	28.0

CASH AT THE END OF THE HALF-YEAR	215.4	342.3

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS AT 31 DECEMBER 2003

Note 1.                                       Basis of Preparation of Half-Year Financial Report

The general purpose half-year consolidated financial report has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 “Interim Financial Reporting”, the recognition and measurement requirements of applicable AASB Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. It is recommended that the half-year financial report be read in conjunction with the 30 June 2003 full year financial report and any public announcements by Amcor Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as discussed in Note 2, are consistent with those applied in the 30 June 2003 full year financial report. The half-year financial report does not include full note disclosures of the type normally included in a full year financial report.

Note 2.                                       Changes in Accounting Policy

There have been no changes in accounting policy since 1 July 2003.

Note 3.                                       Contributed Equity

	CONSOLIDATED
	31 December 2003	30 June 2003
	$m	$m
Issued and paid-up:
871,340,106 ordinary shares (June 2003 – 848,223,877)	2,710.8	2,538.6
1,827,000 partly-paid ordinary shares (June 2003 – 2,267,000)	0.1	0.1
6,099,087 perpetual convertible reset securities (June 2003 – 6,099,087)	596.6	596.6

Total Contributed Equity	3,307.5	3,135.3

Employee Options

During the six months to December 2003, 2,043,750 ordinary shares were issued for various prices as a result of the exercise of 2,043,750 options.

During the six months to December 2003, Amcor Limited granted options over ordinary shares as follows:

180,000 options over ordinary shares at an exercise price of $6.03;

40,000 options over ordinary shares at an exercise price of $7.25;

40,000 options over ordinary shares at an exercise price of $5.71; and

195,000 options over ordinary shares at an exercise price of $8.20.

At the date of this report there are 18,418,220 unissued shares of Amcor Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements which include meeting group performance targets.

Other Share Issues

On 11 September 2003, 173,900 ordinary shares were issued at a price of $8.28 to employees who elected to take part or all of their bonuses by way of shares. The number of shares issued to employees is determined by dividing the value of the bonus amount by the simple average of the closing price of the shares on each trading day for the relevant financial year and are issued at the time when the cash bonus is payable.

On 11 September 2003, 84,541 ordinary shares were issued for nil consideration with performance restrictions of three and up to five years.

On 1 October 2003, 6,833,330 ordinary shares were issued to 30,178 shareholders participating in the Dividend Reinvestment Plan. The shares were issued at a price of $8.59 which represented a 2.5% discount to the weighted average share price for the nine days to 25 September 2003.

During the six months to December 2003, 13,540,708 ordinary shares were issued due to the conversion of 10,661,995 1994 6.5% Undated Subordinated Convertible Notes with a par value of $9.35 on the basis of 1.27 shares for each note held.

Note 4.                                       Retained Profits

	2003	2002
	$m	$m

Retained profits at the beginning of the half-year	1,515.3	1,348.6

Net profit attributable to members of the parent entity	214.5	150.1

Aggregate of amounts transferred from reserves	—	4.8

Net increase/(decrease) in retained profits on initial adoption of:
• Revised AASB 1028 – Employee Benefits	—	(1.3)
• AASB 1044 – Provisions, Contingent Liabilities and Contingent Assets	—	115.2

Final dividend paid 1 October 2003
• 15.0 cents per share 40% franked at 30% tax rate	(127.6)	(115.4)

Distribution paid on PACRS
• Coupon rate of 8.5733% on $400 million from 1 July 2003 to 31 October 2003	(11.7)	(11.6)

Accrued distribution on PACRS
• Coupon rate of 8.5733% on $400 million from 1 November 2003 to 31 December 2003	(5.8)	(5.8)

Distribution paid on PACRS2
• Coupon rate of 8.57% on $210 million from 1 July 2003 to 31 October 2003	(6.1)	(6.1)

Accrued distribution on PACRS2
• Coupon rate of 8.57% on $210 million from 1 November 2003 to 31 December 2003	(3.1)	(3.1)

Total retained profits at the end of the half-year	1,575.5	1,475.4

Subsequent to reporting date:

Since 31 December 2003, the directors have declared an interim dividend on ordinary shares payable on 30 March 2004 of approximately $139.5 million - ie 16 cents per share 40% franked at 30% tax rate. The financial effect of this dividend has not been brought to account in the consolidated financial statements for the period ended 31 December 2003 and will be recognised in subsequent financial reports.

Note 5.                                       Total Equity Reconciliation

	2003	2002
	$m	$m

Total equity at the beginning of the half-year	4,635.8	4,566.9

Total changes in parent entity interest in equity recognised in Statement of Financial Performance	(21.0)	412.6

Transactions with owners as owners:
Contributions of equity	172.7	78.9
Share issue costs	(0.5)	(16.8)
Dividends and other distributions	(154.3)	(142.0)

Total changes in outside equity interest	(124.3)	58.0

Total equity at the end of the half-year	4,508.4	4,957.6

Note 6.                                                          Non-cash Financing and Investing Activities

During the half-year to December 2003, no property, plant and equipment was acquired by the consolidated entity by means of finance leases or by assumption of directly related liabilities. In the half-year to December 2002, $135.3 million was acquired by means of finance leases.

Note 7.                                                          Acquisition of Controlled Entities

The following material controlled entities were acquired during the period:

2003

Acquisition Name	Date Acquired	Consideration

Alcoa’s Latin American PET packaging business	October 2003	$106.5 million

Rexam’s healthcare flexibles business	October 2003	$336.7 million

Minority interests of Amcor Flexibles Europe	August 2003	$164.8 million

2002

Acquisition Name	Date Acquired	Consideration

The PET containers and closures businesses of Schmalbach-Lubeca	July 2002	$2,826.9 million

Note 8.                                                          Segment Reporting

Segment Revenue

Business Segments	2003	2002
	$m	$m

Amcor Australasia	1,269.8	1,243.9
Amcor PET	1,541.0	1,559.9
Amcor Sunclipse	581.7	704.0
Amcor Flexibles	1,066.5	1,094.7
Amcor Asia	122.6	143.4
Amcor Closures/Amcor Rentsch	516.2	769.4
Other unallocated revenue	102.3	57.5
	5,200.1	5,572.8
Inter-segment sales	(15.3)	(16.0)
	5,184.8	5,556.8

	Profit Before Interest, Income Tax and Amortisation		Profit Before Income Tax
	2003	2002	2003		2002
	$m	$m	$m		$m

Amcor Australasia	163.0	140.8	155.1	(1)	133.0
Amcor PET	121.1	123.4	86.4	(1)(2)	84.6
Amcor Sunclipse	32.8	50.7	25.7	(1)	42.0
Amcor Flexibles	59.4	56.8	51.6	(1)	50.5
Amcor Asia	14.4	20.6	14.0	(1)	20.2
Amcor Closures/Amcor Rentsch	51.9	44.9	45.7	(1)(2)	35.7
Other	(38.7)	(23.5)	(38.6	)(1)(2)	(23.7)

	403.9	413.7	339.9	(1)	342.3

Net borrowing costs			(61.5)		(73.2)

Significant items			—	(3)	(52.4)
			278.4		216.7

(1)   Profit before interest, tax and significant items

(2)   Profit before interest and income tax, after allocation of significant items to these business segments, is as follows:

	2003	2002
	$m	$m

• Amcor PET	86.4	44.6
• Amcor Closures/Amcor Rentsch	45.7	28.4
• Other	(38.6)	(28.8)

(3)   Significant items in 2002 relate to restructuring and related costs arising from the acquisition of Schmalbach-Lubeca’s PET and closures operations.

Note 9.                                                          Summary of Revenues and Expenses

	2003	2002
	$m	$m

Revenue from sale of goods	5,095.6	5,499.3

Cost of sales	(4,223.1)	(4,541.6)
Gross profit	872.5	957.7

Other revenue from ordinary activities	89.2	57.5

Sales and marketing expenses	(155.3)	(196.8)
General and administration expenses	(382.2)	(475.0)
Research and development costs	(23.8)	(29.7)
Other (1)	(55.6)	(19.6)
Expenses excluding borrowing costs	(616.9)	(721.1)

Borrowing costs	(66.4)	(77.4)
Profit from ordinary activities before tax	278.4	216.7

(1)  Includes net asset values of disposals of non-current assets.

Reconciliation of Expenses to Statement of Financial Performance

Cost of sales	(4,223.1)	(4,541.6)
Expenses excluding borrowing costs	(616.9)	(721.1)

Expenses from ordinary activities excluding borrowing costs	(4,840.0)	(5,262.7)

Note 10.                                                   Contingent Liabilities and Contingent Assets

The contingent liability note in Amcor’s June 2003 financial report referred to an appeal that Amcor has lodged against a decision of the full bench of the Federal Court which found that certain former employees of Amcor Limited (who were transferred to PaperlinX Limited in April 2000 as part of the demerger of Amcor Limited and PaperlinX Limited) were entitled to receive severance payments due to the court finding that a technical termination of those employees had occurred.

On 12 December 2003, Amcor was granted special leave by the High Court of Australia to appeal that finding. This appeal will allow the High Court of Australia to determine a final resolution of this issue.

There have been no other material changes in contingent liabilities since 30 June 2003.

There were no contingent assets at 31 December 2003.

Note 11.                                                   Events Subsequent to Reporting Date

Since 31 December 2003 to the date of this report there has not been any transaction or event of a material or unusual nature (other than those occurring in the ordinary course of business) that would significantly affect the operations of the consolidated entity, the results of these operations or the state of affairs of the consolidated entity, in future financial years.

DIRECTORS’ DECLARATION

In the opinion of the directors of Amcor Limited:

1.             the financial statements and notes set out on pages 3 to 11 are in accordance with the Corporations Act 2001, including:

(a)                                  giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(b)                                 complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

2.             there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 19th day of February 2004.

/s/ C I Roberts
C I Roberts
Chairman

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF AMCOR LIMITED

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors’ declaration for the Amcor Limited Group (“the Consolidated Entity”), for the half-year ended 31 December 2003. The Consolidated Entity comprises Amcor Limited (“the Company”) and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with the Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Auditing Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

•                                          enquiries of company personnel; and

•                                          analytical procedures applied to the financial data.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Amcor Limited is not in accordance with:

(a)                                  the Corporations Act 2001, including:

i)              giving a true and fair view of the Consolidated Entity’s financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

ii)             complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)                                 other mandatory professional reporting requirements in Australia.

/s/ KPMG
KPMG

/s/ P M Shannon
P M Shannon
Partner

Melbourne
19th February 2004

Appendix 4D

Half yearly report

Appendix 4D Rule 4.2A.3

Half yearly report
Half-year Ended 31 December 2003

AMCOR LIMITED
ABN 62 000 017 372

2. Results for announcement to the market

			$A million
2.1	Revenues from ordinary activities	down	6.7%	to	5,184.8

2.2	Profit (loss) from ordinary activities after tax attributable to members
	• Before significant items	up	5.9%	to	214.5
	• After significant items	up	42.9%	to	214.5

2.3	Net profit (loss) for the period attributable to members
	• Before significant items	up	5.9%	to	214.5
	• After significant items	up	42.9%	to	214.5

Dividends	Amount per security	Franked amount per security
Current period

2.4 Interim dividend	16.0 cents	6.4 cents

Previous corresponding period

2.4 Interim dividend	15.0 cents	7.5 cents

2.5 Record date for determining entitlements to the dividend	Interim dividend – 11 March 2004

3. Net tangible assets

	Current period	Previous corresponding Period

Net tangible asset backing per ordinary security	$2.47	$2.59

1

4. Details of material entities over which control has been gained

Name of Entity	Date of Gain
Alcoa’s Latin American PET packaging business	October 2003
Rexam’s healthcare flexibles business	October 2003
Minority interests of Amcor Flexibles Europe	August 2003

There have been no material entities over which control has been lost

5. Details of individual dividends and payment dates – refer attached

6. Details of dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) remains in operation with the discount reduced from 2.5% to 0%.  The arithmetic average of the daily weighted average price for the nine business days March 15 to 25, 2004 inclusive will be used to calculate the share price at which the shares are issued.  The last date for receipt of election notices for the dividend reinvestment plan is 11 March 2004.

7. Not applicable

8. Not applicable

9. The accounts are not subject to audit dispute or qualification (a copy of the review report is attached).

Additional Information

Earnings per security (EPS)

		Current period		Previous corresponding period

Calculation of the following in accordance with AASB 1027:
Earnings per Share
(a)	Basic EPS	21.9	¢	14.9	¢

(b)	Diluted EPS	21.5	¢	14.8	¢

(c)	Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	858.5 million		830.4 million

2

/s/ Bert Guy	Date:	19 February 2004
Bert Guy Company Secretary

3